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SECU~ ~IMISSION
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
FEB 2 7 2004
WASH. DC
PROCESSING
SECTION

SEC FILE NUMBER

8- 65194

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/03_____ AND ENDING _____12/31/03_____
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PSG Executions, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

  65 Broadway, Suite 1004

OFFICIAL USE ONLY

FIRM I.D. NO.

                                    (No. and Street)

New York   New York   10006

   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael McGovern   (212) 668-8700

                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

  Weiser LLP

                          (Name – if individual, state last, first, middle name)

3000 Marcus Avenue   Lake Success   New York   11042

  (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, ___Enzo Lippolis_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___PSG Executions, Inc._____, as of ___December 31_____, 20__03__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
President
Title

_____
Notary Public

LINDA GETZONE
Notary Public, State of New York
No. 01GE4851342
Qualified in New York County
Commission Expires April 17, 2006

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors' Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PSG EXECUTIONS, INC.

****

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

****

PSG EXECUTIONS, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

A S S E T S

Cash and cash equivalents	$	7,604
Securities owned, at market		100,238
	$	107,842

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:

Accrued expenses and other payables	$	8,676
Due to brokers and dealers		54
Advances from related party		24,525
Advances from stockholder		50,000
		83,255

Stockholders' equity:

Common stock, no par value; 200 shares authorized, 10 shares issued and outstanding		10,000
Additional paid-in capital		67,000
Deficit		(52,413)
		24,587
	$	107,842

The accompanying notes are an integral part of this financial statement.

PSG EXECUTIONS, INC.

NOTES TO FINANCIAL STATEMENT

1. ORGANIZATION AND NATURE OF BUSINESS:

PSG Executions, Inc. (the "Company") was incorporated on August 27, 2001, under the laws of the State of New York. The Company is a registered broker and dealer pursuant to section 15(b) of the Securities Exchange Act of 1934. On August 22, 2002, the Company became a member of the National Association of Securities Dealers, Inc. (NASD).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Cash Equivalents:

The Company considers all money market accounts and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates:

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes:

The Company has elected to be treated as an S Corporation under the applicable provisions of the Internal Revenue Code. Accordingly, the Company itself is not subject to federal income tax. The stockholders are required to report separately their distributive share of the Company's income or loss to federal tax authorities. In addition, the Company has elected S Corporation status for New York State tax purposes and, accordingly, the Company pays New York State income tax at the minimum rate. New York City, however, does not recognize S Corporation status, and the Company is, therefore, taxed at regular corporation tax rates.

The Company uses the asset and liability method to calculate deferred tax assets and liabilities. Deferred taxes are recognized based on the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to be recovered or settled.

Deferred taxes are recorded to reflect the tax effect of the temporary differences arising as a result of the Company's utilizing the cash basis of accounting for income tax reporting purposes rather than the accrual basis of accounting used for financial reporting purposes and for the future benefit expected to arise as a result of a net operating loss carryforward.

3. SECURITIES OWNED AT MARKET:

Securities owned, at market, consist of a short term income fund.

4. ADVANCES FROM STOCKHOLDER AND RELATED PARTY:

Advances are non-interest bearing and due on demand. (See Note 8.)

5. INCOME TAXES:

The Company has remaining net operating loss carryforwards which are available to offset future taxable income expiring as follows:

Years Ended December 31,	Amount
2022	$ 6,140
2023	37,089
	$ 43,229

Deferred taxes are a result of temporary differences arising primarily from accrued expenses and other payables and for the future benefit expected to arise as a result of a net operating loss carryforward. However, a 100% valuation allowance has been provided for the tax benefit arising as a result of these temporary differences due to the uncertainty regarding the near term utilization of such benefit.

The deferred taxes consist of the following:

	Amount
Deferred tax asset	$ 4,600
Valuation allowance	(4,600)
Net deferred tax asset	$ -0-

6. COMMON STOCK:

The Company has both voting and nonvoting common stock outstanding. Distribution and liquidation rights between both voting and nonvoting common stock are identical.

7. CLEARANCE AGREEMENT:

The Company operates principally under a clearance agreement with another broker, whereby such broker assumes and maintains the Company's customer accounts. As part of this agreement, the Company will be required to maintain cash or securities with a market value of not less than $100,000. This deposit is included in securities owned, at market.

8. EXPENSE SHARING AGREEMENT:

The Company has entered into an expense sharing agreement with a Princeton Securities Group, Inc., where certain officers and shareholders are also officers and shareholders of the Company, whereby the Princeton Securities Group, Inc. will pay, if required to, all expenses incurred by the Company that are in excess of $1,000. At December 31, 2003 the Company has received $24,525 related to this expense sharing agreement.

9. **NET CAPITAL REQUIREMENTS:**

The Company is subject to the uniform net capital requirements of rule 15c3-1 of the Securities and Exchange Commission, as amended, which requires a broker-dealer to have, at all times, sufficient liquid assets to cover indebtedness. In accordance with the rule, the Company is required to maintain defined minimum net capital of the greater of $5,000 or 1/15 of aggregate indebtedness. At no time may the ratio of aggregate indebtedness to net capital exceed 15 to 1.

At December 31, 2003, the Company had net capital, as defined, of $15,566 which was $10,019 in excess of its required net capital of $5,547. At December 31, 2003, the Company had aggregate indebtedness of $83,201. The ratio of aggregate indebtedness to net capital was 5.35 to 1.

10. **OFF-BALANCE-SHEET RISK:**

The Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with the clearing broker, and promptly transmits all customer funds and securities to the clearing broker, who carries all of the accounts of such customers. The Company does not maintain margin accounts for its customers; therefore, there were no excess margin securities. However, the Company may be liable for chargebacks on introduced customer accounts carried by the clearing broker. In addition, the Company may be exposed to off-balance-sheet risk in the event the clearing broker is unable to fulfill its contractual obligations.

11. **CAPITAL CONTRIBUTIONS:**

The stockholders intend to infuse sufficient working capital to meet ongoing operations and continued compliance with minimum net capital requirements. During the year ended December 31, 2003, the stockholders contributed $50,000 of additional paid in capital.

****

The Company's Statement of Financial Condition as of December 31, 2003 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

****

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
PSG Executions, Inc.

We have audited the accompanying statement of financial condition of PSG Executions, Inc. (the "Company") as of December 31, 2003, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of PSG Executions, Inc. at December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Weiser LLP

CERTIFIED PUBLIC ACCOUNTANTS

Lake Success, N.Y.
February 12, 2004